UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on ALVARION REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS dated February 7, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  ALVARION LTD.

Date: February 7th, 2007                       By: /s/ Dafna Gruber
                                               Name: Dafna Gruber
                                               Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS

TEL AVIV, Israel - February 7, 2007 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of WiMAX and wireless broadband solutions today announced financial results for the fourth quarter and the year ended December 31, 2006. Results of the Cellular Mobile Unit that was sold in November 2006 are classified under U.S. GAAP as discontinued operations and are not included in the results from continuing operations for 2006 and 2005.

Q4 and 2006 Highlights:
▪	Q4 revenue of $50 million, a 15% increase from Q3
▪	Q4 Non-GAAP EPS of $0.03; GAAP loss per share of ($0.10)
▪	Q4 BreezeMAX revenue of $24 million, nearly 50% of total revenue; 7 deals over $1 million
▪	Q4 gross margin of 52%
▪	$9 million in cash generated in Q4
▪	2006 WiMAX revenue increased 140% to $72 million
▪	Cumulative WiMAX revenue of over $100 million since Q4 2004
▪	140 WiMAX deployments and more than 200 trials at year-end

In the fourth quarter 2006, revenues increased to $50.3 million, a 15% increase from $43.7 million in the third quarter of 2006 and a 22% increase from $41.3 million in the fourth quarter of 2005. BreezeMAX revenue in Q4 2006 was $24 million, almost 50% of total revenue, compared to about $17.0 million in Q3.

GAAP net loss in Q4 was ($6.2) million, or ($0.10) per share, including discontinued operations. Net loss from continuing operations was ($282,000) or ($0.00) per share, an improvement from the third quarter which showed a loss from continuing operations of ($2.4) million, or ($0.04) per share. Loss from continuing operations in the fourth quarter of 2005 was ($1.8) million, or ($0.03) per share.

Excluding discontinued operations, amortization of acquired intangibles and deferred stock compensation, on a non-GAAP basis, the company reported a net profit of $2.1 million, or $0.03 per diluted share, compared with a non-GAAP net loss of ($39,000), or ($0.00) per share in the third quarter of 2006, and a non-GAAP net loss of ($1.1) million, or ($0. 02) per share in Q4 2005.

The company generated positive cash flow of $9 million during Q4. Cash reserves as of December 31, 2006 totaled $118.4 million, up from $109.4 million in the previous quarter.

For the full year 2006, revenues totaled $181.6 million, an increase of 3% over $176.9 million in 2005. BreezeMAX revenues totaled approximately $72 million, about 40% of total revenue in 2006, compared to approximately $30 million, representing about 15% of total revenue, in 2005.

For 2006, GAAP net loss was ($40.8) million, or ($0.67) per share, including discontinued operations. Net loss from continuing operations was $(4.6) million or ($0.08) per share, compared with a net profit from continuing operations of $4.4 million, or $0.08 per share in 2005. GAAP results for 2006 included for the first time approximately $6.5 million of deferred stock compensation expenses. The net loss from continuing operations is attributable also to increased investments in development, sales and marketing of WiMAX systems during 2006.

Excluding discontinued operations, amortization of acquired intangibles and deferred stock compensation, non-GAAP net income was $4.5 million, or $0.07 per diluted share, compared with non-GAAP net income of $7.2 million, or $0.11 per diluted share in 2005.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results, see the attached table showing the detailed reconciliation of GAAP to non-GAAP for Q4 2006 and the full year 2006.

COMMENTS FROM MANAGEMENT

“We had an exemplary quarter and an overall good year,” said Tzvika Friedman, President and CEO of Alvarion. “During 2006, we focused on expanding the breadth of our customer base, and received orders from a variety of incumbents and challengers from around the world. We also succeeded in expanding some trials and smaller scale deployments into larger scale commercial deployments with longstanding customers such as Iberbanda in Spain, Netia in Poland, and Telecom South Africa.

We reached our goal of having nearly 50% of our revenue from WiMAX by the end of the year. We had seven customers that each accounted for over $1 million of revenue in Q4. These customers were from diverse areas such as Spain, Italy, South Africa, Romania, Russia, the Caribbean and several countries in Latin America. Central and Eastern Europe continued to be particularly strong regions. We also expanded our product portfolio in 2006 and are pleased to see bookings from customers in the U.S., Russia and Latin America for our recently launched BreezeMAX 2300, 2500 and 3500 TDD products.

Our goal for 2007 continues to be 15-20% overall growth. A variety of achievements during 2006 have built the foundation for 2007 and beyond. Less visible than successful trials and initial deployments are the partnerships we’ve been building. Some of them, such as Intel, date back several years. Others, such as our joint venture with Accton in Taiwan for mobile WiMAX device development, and our collaboration with Cisco for core network components, are important examples of our new OPEN™ WiMAX strategy. The benefits of best of breed solutions such as scalability, innovation and cost-effectiveness distinguish our approach from the traditional monolithic telco supplier model. We plan to unveil the details of this strategy next week at 3GSM in Barcelona.

During 2006, we also implemented our go-to-market strategy. As the market expands to include new segments and applications, our channel strategy must evolve as well. We have been continuing to cooperate with traditional OEM partners for certain products, while cultivating broad relationships with premier companies such as IBM, an important new member of the WiMAX Forum. We have been developing deep ties with strong local partners in key geographies, and expanding our already extensive network of distributors both geographically and within key vertical markets. We have numerous projects and deals pending, via relationships we fostered throughout the year. We believe the importance of these new partners and others will become more visible over the next year or two.”

Q1 2007 Guidance

The company’s revenue guidance for Q1 2007 is $49 million to $53 million. Non- GAAP per share results are expected to range between $0.01 and $0.04. GAAP per share results are expected to range between ($0.02) and $0.01.

Alvarion’s management will host a conference call today, February 7, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (612) 332-0932, International: +1 (612) 332-0932.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 11:45 a.m. ET on February 7, 2007 through 11:59 p.m. ET on February 14, 2007. To access the replay, please call USA: (320) 365-3844, International: +1-320-365-3844. To access the replay, users will need to enter the following code: 857787.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

With the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with a proven product portfolio covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with multiple global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, esther.loewy@alvarion.com or +1.650.314.2653.

ALVARION Contacts
Dafna Gruber, CFO
650 314 2652
+972-3-645 6252
dafna.gruber@alvarion.com

Esther Loewy,
Director, Investor Relations
650 314 2653
esther.loewy@alvarion.com

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands (except per share data)
	Year Ended December 31	Year Ended December 31	Three Months Ended December 31	Three Months Ended December 31
	2006	2005	2006	2005
Sales	181,594	176,927	50,267	41,318
Cost of sales	89,882	93,155	24,308	21,704
Gross profit	91,712	83,772	25,959	19,614

Operating expenses:
Research and development, net	38,807	29,710	10,868	7,650
Selling and marketing	44,929	39,900	12,589	7,650
General and Administrative	13,680	9,602	3,412	3,470
Amotization of intangible assets	2,676	2,685	669	669

Total Operating expenses	100,092	81,897	27,538	22,063
Operating profit (loss)	(8,380)	1,875	(1,579)	(2,449)
Financial income, net	3,796	2,551	1,297	681

Income (loss) from continuing operations	(4,584)	4,426	(282)	(1,768)

Income (loss) from discontinued operations, net	(36,167)	(17,044)	(5,961)	(3,114)

Net loss	$(40,751)	$(12,618)	$(6,243)	$(4,882)

Basic and Diluted net earnings (loss) per share:
Continuing operations	$(0.08)	$0.08	$(0.00)	$(0.03)
Discontinued operations	$(0.59)	$(0.30)	$(0.10)	$(0.05)
Total	$(0.67)	$(0.22)	$(0.10)	$(0.08)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	60,841	58,688	61,266	59,206

	Three Months Ended September 30,	Three Months Ended June 30,	Three Months Ended March 31,
	2006	2006	2006
Sales	$43,691	$44,013	$43,623
Cost of sales	21,546	21,942	22,086
Gross profit	22,145	22,071	21,537

Operating expenses: Research and development, net	9,894	9,284	8,761
Selling and marketing	11,489	10,578	10,273
General and administrative	3,538	3,654	3,076
Amortization of intangible assets	669	669	669

Total Operating expenses	25,590	24,185	22,779

Operating profit (loss)	(3,445)	(2,114)	(1,242)
Financial income, net	1,007	824	668

Income (loss) from continuing operations	(2,438)	(1,290)	(574)

Income (loss) from discontinued operations, net	464	(26,276)	(4,394)

Net loss	$(1,974)	$(27,566)	$(4,968)

Basic and Diluted net earnings (loss) per share:
Continuing operations	$(0.04)	$(0.02)	$(0.01)
Discontinued operations	$0.01	$(0.43)	$(0.07)
Total	$(0.03)	$(0.45)	$(0.08)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	61,086	60,806	60,192

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations for 2006 and 2005.

ALVARION LTD.& ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME (*)
U.S. dollars in thousands (except per share data)

	Y2006
	GAAP	Adjustments	Non-GAAP
Sales	$181,594		181,594
Cost of sales	89,882	(485)(a)	89,397
Gross profit	91,712	485	92,197

Operating expenses:
Research and development, net	38,807	(1,409)(a)	37,398
Selling and marketing	44,929	(1,418)(a)	43,511
General and administrative	13,680	(3,138)(a)	10,542
Amortization of intangible assets	2,676	(2,676)(b)	-

Total Operating expenses	100,092	(8,641)	91,451

Operating profit (loss)	(8,380)	9,126	746

Financial income, net	3,796	-	3,796

Income (loss) from continuing operations	(4,584)	9,126	4,542

Income (loss) from discontinued operations, net	(36,167)	36,167	-

Net income (loss)	$(40,751)	45,293	$4,542

Basic net earnings (loss) per share:
Continuing operations	$(0.08)		$0.07

Total	$(0.67)

Weighted average number of shares used in computing basic net earnings (loss) per share	60,841		60,841

Diluted net earnings (loss) per share:
Continuing operations	$(0.08)		$0.07

Total	$(0.67)

Weighted average number of shares used in computing diluted net earnings (loss) per share	60,841		63,526

	Q4-2006
	GAAP	Adjustments		Non-GAAP
Sales	$50,267	-		50,267

Cost of sales	24,308	(135)(a	)	24,173

Gross profit	25,959	135		26,094

Operating expenses:
Research and development, net	10,868	(394)(a	)	10,474
Selling and marketing	12,589	(390)(a	)	12,199
General and administrative	3,412	(780)(a	)	2,632
Amortization of intangible assets	669	(669)(b	)	-

Total Operating expenses	27,538	(2,233)		25,305

Operating profit (loss)	(1,579)	2,368		789

Financial income, net	1,297	-		1,297

Income (loss) from continuing
Operations	(282)	2,368		2,086

Income (loss) from discontinued
operations, net	(5,961)	5,961		-

Net income (loss)	$(6,243)	8,329		$2,086

Basic net earnings (loss) per share:
Continuing operations	$(0.00)	$0.03

Total	$(0.10)

Weighted average number of shares
used in computing basic net earnings
(loss) per share	61,266	61,266

Diluted net earnings (loss) per
share:
Continuing operations	$(0.00)	$0.03
Total	$(0.10)

Weighted average number of shares
used in computing diluted net
earnings (loss) per share	60,841	63,865

	Q3-2006	Q2-2006	Q1-2006
	Non-GAAP	Non-GAAP	Non-GAAP
Sales	$43,691	$44,013	$43,623

Cost of sales	21,418	21,823	21,983

Gross profit	22,273	22,190	21,640

Operating expenses:
Research and development, net	9,500	8,946	8,478
Selling and marketing	11,091	10,226	9,995
General and administrative	2,728	2,866	2,316
Amortization of intangible assets	-	-	-

Total Operating expenses	23,319	22,038	20,789

Operating profit (loss)	(1,046)	152	851

Financial income, net	1,007	824	668

Income (loss) from continuing operations	$(39)	$976	$1,519

Income (loss) from discontinued
operations, net	-	-	-
Net income (loss)	$(39)	$976	$1,519

Basic net earnings (loss) per share:
Continuing operations	$(0.00)	$0.02	$0.03
Total

Weighted average number of shares used in
computing basic net earnings (loss) per
share	61,086	60,806	60,192

Diluted net earnings (loss) per share:
Continuing operations	$(0.00)	$0.02	$0.02
Total

Weighted average number of shares used in
computing diluted net earnings (loss)
per share	61,086	63,700	64,051

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results of operations from continuing operations for 2006 and 2005.

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b) The effect of amortization of intangible assets

ALVARION LTD.& ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)

FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF ACQUIRED
INTANGIBLES AND DEFERRED STOCK COMPENSATION AND INCOME (LOSS) FROM DISCONTINUED OPERATIONS

U.S. dollars in thousands (except per share data)

	Year Ended December 31,	Year Ended December 31,	Three Year Ended December 31,	Three Year Ended December 31,
	2006	2005	2006	2005
Net loss according to US GAAP	$(40,751)	$(12,618)	$(6,243)	$(4,882)

Amortization of acquired current technology and customer relationships	2,676	2,685	669	669

Amortization of deferred stock compensation	6,450	44	1,699	11

Loss (income) from discontinued operations	36,167	17,044	5,961	3,114

Net Income (loss) from continuing operations excluding amortization of Acquired intangibles and deferred stock compensation and income (loss) from discontinued operations	$4,542	$7,155	$2,086	$(1,088)

Basic net earnings (loss) per share from continuing operations excluding amortization of acquired intangibles and deferred stock compensation and income (loss) from discontinued operations	$0.07	$0.12	$0.03	$(0.02)

Weighted average number of shares used in computing basic net earnings (loss) per share	60,841	58,688	61,266	59,206

Diluted net earnings (loss) per share from continuing operations excluding amortization of acquired intangibles and deferred stock compensation and income (loss) from discontinued operations	$0.07	$0.11	$0.03	$(0.02)

Weighted average number of shares used in computing diluted net earnings (loss) per share	63,526	63,534	63,865	59,206

	Three Months Ended September 30,	Three Months Ended June 30,	Three Months Ended March 31,
	2006	2006	2006
Net loss according to US GAAP	$(1,974)	$(27,566)	$(4,968)

Amortization of acquired current technology and customer relationships	669	669	669

Amortization of deferred stock compensation	1,730	1,597	1,424

Loss (income) from discontinued operations	(464)	26,276	4,394

Net Income (loss) from continuing operations excluding amortization of Acquired intangibles and deferred stock compensation and income (loss) from discontinued operations	$(39)	$976	$1,519

Basic net earnings (loss) per share from continuing operations excluding amortization of acquired intangibles and deferred stock compensation and income (loss) from discontinued operations	$(0.00)	$0.02	$0.03

Weighted average number of shares used in computing basic net earnings (loss) per share	61,086	60,806	60,192

Diluted net earnings (loss) per share from continuing operations excluding amortization of acquired intangibles and deferred stock compensation and income (loss) from discontinued operations	$(0.00)	$0.02	$0.02

Weighted average number of shares used in computing diluted net earnings (loss) per share	61,086	63,700	64,051

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2006	December 31, 2005
ASSETS
Cash, cash equivalents, short-term and long-term investments	$118,426	$114,320
Trade receivables	34,332	35,389
Other accounts receivable	12,474	5,856
Inventories	30,539	30,644
Severance pay fund	8,749	7,685

PROPERTY AND EQUIPMENT, NET	10,379	9,772

GOODWILL AND OTHER INTANGIBLE ASSETS	61,243	63,919

DISCONTINUED ASSETS	3,921	50,417

TOTAL ASSETS	$280,063	$318,002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$22,418	$26,156
Other accounts payable and accrued expenses	42,295	32,322

Total current liabilities	64,713	58,478

LONG TERM LIABILITIES	-	1,749

ACCRUED SEVERANCE PAY	12,694	11,007

DISCONTINUED LIABILITIES	7,355	22,435

TOTAL LIABILITIES	84,762	93,669

SHAREHOLDERS' EQUITY	195,301	224,333

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$280,063	$318,002

ALVARION LTD.& ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

Three Months ended December 31, 2006
Cash flows from operating activities: Net loss	$(6,243)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,256
Amortization of deferred stock compensation	1,699
Amortization of intangibles assets	669
Decrease in trade receivables	3,614
Increase in other accounts receivable and prepaid expenses	(660)
Increase in inventories	(5,852)
Increase in trade payables	4,558
Increase in other accounts payables and accrued expenses	3,060
Accrued severance pay, net	142
Net loss from discontinued operations	5,961

Net cash provided by operating activities from continuing operations	8,204

Net cash provided by operating activities from discontinued operations	902

Net cash provided by operating activities	9,106

Cash flows from investing activities:
Purchase of fixed assets	(1,576)

Net cash used in investing activities from continuing operations	(1,576)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	1,455

Net cash provided by financing activities from continuing operations	1,455

Increase in cash, cash equivalents, short-term and long-term investments from continuing operations	8,083
Increase in cash, cash equivalents, short-term and long-term investments from discontinued operations	902

Increase in cash, cash equivalents, short-term and long-term investments	8,985

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	109,441

Cash, cash equivalents, short-term and long-term investments at the end of the period	$118,426

Non-cash activity:

Notes in return for the CMU net assets sale	$6,868